FREQUENTLY ASKED QUESTIONS
FOR QRS EMPLOYEES

Filed by QRS Corporation
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: QRS Corporation
Commission File No: 000-21958

DATE	COMPENSATION, BENEFITS, AND EMPLOYMENT
6/23/04	Will our compensation and benefits change?	Existing compensation packages will carry forward for some time, with the goal of harmonizing everybody’s packages across the combined company. JDA’s compensation plan normally includes a base salary, an incentive component and a limited participation equity program. JDA also has a broad-based benefits program. JDA regularly reviews market conditions and incentive practices to maintain market competitiveness. This practice will continue under the combined organization.

6/23/04	What will happen with the QRS 401(k)?	JDA has indicated that we should terminate the QRS 401(k) plan; participants would be given various distribution options, which include rolling their assets into the JDA 401(k) plan. More information will be made available later.

6/23/04	What will happen with my QRS bonus?	You will be paid a pro rata amount of your bonus through the date of close, with the assumption of performance at 100%.

6/23/04	Will I get an offer letter from JDA?	No. Since QRS will merge with a wholly owned subsidiary of JDA, your employment is “transferring” to JDA.

6/23/04	Will we all retain our jobs?	No. Where there is duplication or redundancy, some jobs will be eliminated.

QRS Confidential	Page 1. of 5.

FREQUENTLY ASKED QUESTIONS
FOR QRS EMPLOYEES

DATE	COMPENSATION, BENEFITS, AND EMPLOYMENT
However, JDA has other open positions, and will be looking at some of the impacted employees to potentially fill those positions.

6/23/04	When do I find out if I am going to lose my job?	June 30th date was our original target – however, after evaluating the enormity of the task, it became clear we wouldn’t be able to hit that date in every department. Both the QRS and JDA HR teams are working on getting answers to employees as soon as possible. At this time, we can commit to delivering, at a minimum, an update for all by June 30.

6/23/04	When is the earliest someone may lose their job?	No earlier than five days after closing, which we anticipate to be in the third or fourth quarter, 2004.

6/23/04	Will I get severance?	Severance will be offered to those employees losing their jobs. Severance for eligible employees will be two weeks for every year of service, prorated for partial years of service, with a minimum of two weeks.

6/23/04	Will my service date with QRS be rolled over to JDA?	Yes.

6/23/04	What if I do not want to work with the combined company?	You may choose not to be a part of the combined company. However, this would be considered a voluntary resignation, and you would not be eligible to receive severance.

6/23/04	Will I have the opportunity to take other jobs in the combined company?	JDA has open job opportunities. They are listed internally and externally at JDA just as they are at QRS.

STOCK

6/23/04	What happens to my QRS stock options?	All unvested option shares will vest in full immediately prior to the closing. Employees may elect to exercise their options immediately prior to the closing. Each share of QRS common stock received upon exercise of a QRS stock option will be converted into .5 of a JDA share of common stock. All options that are not exercised prior to the closing will be cancelled.

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FREQUENTLY ASKED QUESTIONS
FOR QRS EMPLOYEES

DATE	COMPENSATION, BENEFITS, AND EMPLOYMENT
6/23/04	Does JDA grant stock options to employees?	JDA has a limited participation equity program.

6/23/04	Does JDA offer an ESPP plan?	No. As a result, QRS has decided not to roll out the ESPP which was to be effective on July 1, 2004.

MANAGEMENT AND TRANSITION

6/23/04	What will happen to QRS?	The legal entity will merge with a wholly owned subsidiary of JDA and continue as a wholly owned subsidiary of JDA.

6/23/04	Will I have a new manager?	As we work through the transition period after closing, JDA and QRS will evaluate our current operating structures. We at QRS believe that JDA will attempt to leave current reporting relationships in place for some period of time.

6/23/04	Who on our current executive leadership team will continue with JDA?	Ray Rike and James Rowley plan to remain with JDA. Liz and the other members of the ELT will be available as needed to assist with the transition period after closing and beyond.

6/23/04	Will QRS be required to change and become integrated into JDA?	In every merger, there are opportunities to change processes. Both companies will have the opportunity to examine how business is done.

6/23/04	What will happen with name-signage, business cards, and how we answer the phone?	After the closing, the name on your business cards, the front of the building, and how we answer the phone will be JDA Software, Incorporated. However, prior to the closing, it is business as usual at QRS with no changes to the way we answer the phone, our business cards or the name on the building.

6/23/04	How will the transition be managed?	Our companies share a commitment to work through the transitional details and any inevitable issues as efficiently and with as minimal disruption as possible.

6/23/04	What are the long-term plans for each of our offices?	The combined company’s headquarters will be in Scottsdale, Arizona, at JDA’s current world headquarters. JDA plans to continue to operate the Richmond, California office. JDA will review the other geographic locations of both

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FREQUENTLY ASKED QUESTIONS
FOR QRS EMPLOYEES

DATE	COMPENSATION, BENEFITS, AND EMPLOYMENT
organizations’ branch offices to determine whether combining operations will optimize service to our mutual customers.

6/23/04	Will I be required to relocate?	After closing, the company will look at the total combined organization to determine where there is a need for centralized operations. JDA has indicated they will not centralize product development and thus does not anticipate relocation of the product development organization.

6/23/04	I currently work from home. Will I need to move to an office?	During the transition period we may discover opportunities for people to work in a local office. However, there is no requirement for this currently.

6/23/04	When do you anticipate the deal being completed?	We anticipate the close will happen in the third or fourth quarter, 2004.

6/23/04	What are the next steps?	JDA and QRS are in the process of understanding how we do business, areas of joint improvement, and develop targeted action plans. Although the objective will be to have every decision made by closing, some things will not happen by then.

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995

This document contains forward-looking statements that are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained herein include statements about the consummation of the pending merger of JDA and QRS, future financial and operating results of the combined company and benefits of the pending merger. Factors that could cause actual results to differ materially from those described herein include: (a) JDA’s ability to leverage the QRS products to enable it to further expand its position in the demand chain market; (b) JDA’s ability to successfully integrate and market the QRS products; and (c) both companies’ ability to obtain regulatory approvals. Additional information relating to the uncertainty affecting the businesses of JDA and QRS is contained in the respective filings with the SEC. Neither JDA nor QRS is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to the specific risks identified in the proceeding paragraph, mergers involve a number of special risks, including diversion of management’s attention to the assimilation of the technology and personnel of acquired businesses, costs related to the merger and the

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FREQUENTLY ASKED QUESTIONS
FOR QRS EMPLOYEES

integration of acquired products, technologies and employees into JDA’s business and product offerings. Achieving the anticipated benefits of the pending merger will depend, in part, upon whether the integration of the acquired products, technology, or employees is accomplished in an efficient and effective manner, and there can be no assurance that this will occur. The difficulties of such integration may be increased by the necessity of coordinating geographically disparate organizations, the complexity of the technologies being integrated, and the necessity of integrating personnel with disparate business backgrounds and combining different corporate cultures. The inability of management to successfully integrate the business of the two companies, and any related diversion of management’s attention, could have a material adverse effect on the combined company’s business, operating results and financial condition.

Caution Required by Certain SEC Rules

In connection with the proposed transaction, JDA Software Group, Inc. (“JDA”) will file a registration statement on Form S-4, which will include a prospectus of JDA and a joint proxy statement for each of JDA’s and QRS Corporation’s (“QRS”) special stockholder meetings, with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement, prospectus and joint proxy statement when they become available because they will contain important information about the proposed merger. Investors and security holders may obtain a free copy of the registration statement, prospectus and joint proxy statement (when available) and other documents filed by JDA and QRS with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at http://www.sec.gov. Free copies of the registration statement, prospectus and joint proxy statement (when available) and other documents filed by JDA with the Securities and Exchange Commission may also be obtained from JDA by directing a request to JDA, Attention: G. Michael Bridge, legal counsel, 480-308-3000. Free copies of the joint proxy statement (when available) and other documents filed by QRS with the Securities and Exchange Commission may also be obtained from QRS by directing a request to QRS, Attention: Stacey Giamalis, Secretary, (510) 215-5000.

JDA and its directors and its executive officers may be deemed, under SEC rules, to be soliciting proxies from JDA’s and QRS’ stockholders in favor of the proposed merger. Information regarding the identity of these persons, and their interests in the solicitation, is set forth in a Schedule 14A filed with the SEC, and available free of charge at the SEC website and public reference rooms, and from the JDA corporate secretary.

QRS and its directors and its executive officers may be deemed, under SEC rules, to be soliciting proxies from QRS’s and JDA’s stockholders in favor of the proposed merger. Information regarding the identity of these persons, and their interests in the solicitation, is set forth in a Schedule 14A filed with the SEC, and available free of charge at the SEC website and public reference rooms, and from the QRS corporate secretary.

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